FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

STAR BULK TAKES DELIVERY OF THIRD VESSEL

New York, New York, December 17, 2007 - Star Bulk Carriers Corp. (NASDAQ:SBLK), announced today that it has taken delivery of the M/V “Star Kappa” (ex E Duckling), a Supramax vessel of 52,055 dwt built in 2001 in Japan. Star Kappa  is an addition to the initial fleet, was acquired for USD 72 million and is the third vessel to be delivered to the Company following the completion of the Redomiciliation Merger. Star Kappa has a Time Charter employment contract at a gross daily rate of USD 47,800 with earliest expiration date of September 23, 2010.

Star Bulk has agreed to acquire a total of nine dry bulk vessels including two Capesize, one Panamax and six Supramax vessels. As of today, the company has taken delivery of three Supramax vessels.  The remaining six vessels are scheduled for delivery by mid-January 2008, as per the table below.

Akis Tsirigakis, President and CEO of Star Maritime commented: “We are pleased to announce that we have taken delivery of the Star Kappa. The vessel, our first vessel acquisition following the Redomiciliation Merger, comes with an attractive time charter rate through mid-2010, enhancing our revenue stream. In a span of just two weeks, after the Redomiciliation merger, we have been able to take delivery of three vessels and in this context, we continue to expand our presence in the dry bulk market.”

Fleet Table

The following table sets forth summary information regarding Star Bulk's fleet. Star Bulk expects to complete delivery of the vessels included in the table below by mid-January 2008.

Vessel Name	Type	DWT	Year Built	Delivered to SLBK	Charter Party Expiry (1)	Time Charter rate (2)
CURRENT FLEET
Star Theta (ex. J Duckling)	Supramax	52,425	2003	Dec 7, 07	Jun 16, 2009	$32,500
Star Epsilon (ex. G Duckling)	Supramax	52,402	2001	Dec 4, 07	Mar 15, 2009	$25,550
Star Kappa (ex E Duckling)	Supramax	52,055	2001	Dec 07*	Nov 23, 2010	$47,800
Total		156,882
VESSELS TO BE DELIVERED
Star Alpha (ex. A Duckling)	Capesize	175,075	1992	Dec 07*	Oct 5, 2009	$47,500
Star Beta (ex. B Duckling)	Capesize	174,691	1993	Dec 07*	Mar 31, 2010	$106,500
Star Iota (ex. Momy Duckling)	Panamax	78,585	1983	Dec 18, 07	Jan 15, 2009	$18,000
Star Gamma (ex. C Duckling)	Supramax	53,098	2002	Dec 07*	Jan 25, 2009	$28,500
Star Zeta (ex. I Duckling)	Supramax	52,994	2003	Dec 07*	Mar 28,2008 Mar 2013	$30,500 $39,500
Star Delta (ex. F Duckling)	Supramax	52,434	2000	Dec 07*	May 7, 2009	$25,800
Total		586,877
Fleet Total		743,759

* Indicates expected delivery

(1)Represents the latest expiry date allowed by the charter party
(2)Represents the gross daily rate

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, phosphate and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Star Bulk has definitive agreements to acquire a fleet of nine dry bulk carriers, three of which have been delivered, from subsidiaries of TMT Co, Ltd. The nine dry bulk carriers, consist of two Capesize, one Panamax and six Supramax dry bulk vessels with an average age of approximately 9.5 years and a combined cargo carrying capacity of 743,759 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning.

Such forward looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond their control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Company:
Akis Tsirigakis
President and CEO
Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.

(Registrant)

Dated December 17, 2007

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President